

May 15, 2012

Via E-mail
Ms. Marguerite Nader
Executive Vice President and Chief Financial Officer
Equity LifeStyle Properties, Inc.
Two North Riverside Plaza, Suite 800
Chicago, IL 60606

> **Re:** **Equity LifeStyle Properties, Inc.**
> **Form 10-K for fiscal year ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-11718**

Dear Ms. Nader:

We have reviewed your response dated April 27, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 41

1.   We note your response to prior comment 2. Please tell us your basis for excluding Property management expenses from your total property operating expenses within your MD&A discussions. In your response, please address why you believe that property management costs are not directly related to your property operations segment and how excluding this information is meaningful to both investors and management. Further, please address how such amount may not be indicative of the portfolio's recurring annual cash flows.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3413 if you have questions regarding the comment on the financial statements and related matters.

Sincerely,

/s/ Cicely LaMothe

Cicely LaMothe
Senior Assistant Chief Accountant